UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2005
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R.District — 500855
Hyderabad, Andhra Pradesh
India
(91) 40-5523-3505
(Address of principal executive offices)
     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐.
     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to Registrant. In connection with Rule 12g3-2(b). Not applicable. The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772).

Currency of Presentation and Certain Defined Terms
          Unless otherwise stated in this Quarterly Report or unless the context otherwise requires, references herein to “we,” “our,” “us,” “Satyam” and “our company” are to Satyam Computer Services Limited and its consolidated subsidiaries and other consolidated entities.
          In this Quarterly Report, references to “US”, “Dollars” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
     For your convenience, this Quarterly Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all.
     Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on June 30, 2005 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on June 30, 2005 was Rs. 43.51 per $1.00.
          Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Quarterly Report.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS QUARTERLY REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS QUARTERLY REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

PART I
FINANCIAL INFORMATION
Item 1. Financial Statements
Please see our Form 6-K dated July 27, 2005 submitted to the SEC on July 27, 2005 for our unaudited U.S. GAAP Consolidated Financial Statements for the three months ended June 30, 2005, which are incorporated herein by reference.
Item 2. Operating and financial review and prospects
     We are a global IT solutions provider, offering a comprehensive range of IT services to our customers, including application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. We also offer BPO services through our wholly-owned subsidiary, Nipuna. We are currently the fourth largest Indian IT software and services company, based on the amount of export revenues generated during our fiscal year ended March 31, 2005. Our total revenues for fiscal 2005 were $793.6 million and over the past three fiscal years our revenues have grown at a compound annual growth rate of 24.2%.
     On May 12, 2005, Satyam acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm that has focused on the investment management industry since 1986. Citisoft is a UK-based firm, with operating presences in London, Boston and New York. The operating results of Citisoft are evaluated by the management under IT services segment.
     On July 21 2005, we announced that we intend to acquire Knowledge Dynamics Pte. Ltd., Singapore, or Knowledge Dynamics, a leading Data Warehousing and Business Intelligence Solutions provider. We intend to acquire 100% of the shares of Knowledge Dynamics. The maximum total consideration for this acquisition would be approximately $5.6 million comprising initial consideration of $1.8 million, deferred consideration of $1.6 million payable over two years and contingent payments based on earnings of up to $2.2 million payable over three years. The acquisition is expected to be consummated by the end of August 2005 and is subject to various regulatory approvals.
     During the three months ended June 30, 2005, we completed a sponsored ADS offering of 15,000,000 ADSs representing 30,000,000 equity shares including the green-shoe option. The issue was priced at $21.5 per ADS. The net proceeds after expenses of the offering were returned to all the selling shareholders. We did not receive any proceeds of the offering.
     We believe customers are increasingly demanding full-service IT providers that have expertise in both existing systems and new technologies, access to a large pool of highly-skilled technical personnel and the ability to service customers globally at competitive rates. To meet these requirements, we offer our customers an integrated global delivery model, which we refer to as the “Right Sourcing Model,” to provide flexible delivery alternatives to our customers through our offshore centers located in India, offsite centers which we have established in our major markets, nearshore centers located geographically near our customers’ premises and through our onsite teams operating at our customers’ premises. In addition, we use the expertise resident in our focused industry groups to provide specialized services and solutions to our customers in the manufacturing, banking and financial services, insurance, TIMES (telecommunications, infrastructure, media, entertainment and semiconductors), healthcare, retail and transportation industries.
     Our revenues and profitability have grown rapidly in recent years. Our total revenues increased by 40.6% to $246.0 million during the three months ended June 30, 2005, as compared to $175.0 million during the three months ended June 30, 2004. Our net income grew to $42.3 million during the three months ended June 30, 2005 from $36.4 million during the three months ended June 30, 2004. Our revenue and profitability growth is attributable to a number of factors including the expansion of our business, increase in the volume of projects completed for our widening customer base, increase in our employee or associate numbers, increased growth in our consulting and enterprise business solutions business and a strengthening of our customer base in North America and Europe. Our growth has continued despite increasing pressure for higher wages for our associates coupled with pressure for lower prices from our customers. In the three months ended June 30, 2005 and fiscal 2005, our five largest customers accounted for 26.5% and 29.2% respectively of our total revenues. As of June 30, 2005, we had 22,294 associates (including associates of Nipuna) worldwide as compared to 16,770 associates as of June 30, 2004. With our continuing geographical expansion we now have five offshore facilities in India and 15 overseas facilities located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. We also have 17 sales and marketing offices located in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and 14 sales and marketing offices in the rest of the world.
     Our management evaluates our operating results primarily based on two business segments: IT services and BPO. Each of these segments is discussed below.
•	IT services: We provide a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. We seek to be the single service provider capable of servicing all of our customers’ IT requirements. Our consulting and enterprise business solutions includes services in the area of enterprise resource planning, customer relationship management and supply chain management, data warehousing and business intelligence, knowledge management, document management and enterprise application integration. We also assist our customers in making their existing computing systems accessible over the Internet.

•	BPO: We provide outsourced BPO services in areas such as human resources, finance and accounting, customer care (such as voice, email and chat) besides also providing industry-specific transaction processing services. We target our BPO services at the insurance, healthcare, banking and financial services, transportation, tourism, manufacturing, automotive, telecommunications, media, utilities and retail industries. Revenues from this business segment currently do not constitute a significant proportion of our total revenues; however, we anticipate that this proportion will increase over time. Our BPO services are offered through our majority-owned subsidiary, Nipuna. As part of the investor rights and securities subscription agreements which we have entered into with Nipuna’s two other investors, we have agreed not to compete with Nipuna. Pursuant to these agreements, we and our affiliates are restricted from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna falls below 5% after an initial public offering.
Revenues
     We generate revenues through fees for professional services rendered in our two segments, namely, IT services and BPO services.

     The following table sets forth the total revenues (excluding inter-segment sales) for our business segments for the three months ended June 30, 2005 and 2004:

	Three months ended June 30,
	2005		2004
	(unaudited)		(unaudited)
Segment	Amount	%	Amount	%
	(in millions, except percentages)
IT services	$244.1	99.2%	$174.0	99.4%
BPO	1.9	0.8	1.0	0.6

Total	$246.0	100.0%	$175.0	100.0%

     We discuss below the components of our IT services revenues by technology type, contract type, offshore or onshore designation, top customers and customer geography:
Revenues by technology
     The vast majority of our revenues are generated from our various IT service offerings. The following table presents our IT services revenues (excluding inter-segment revenues) by type of service offering for the periods indicated:

	Three months ended June 30,
	2005		2004
	(unaudited)		(unaudited)
Technology type	Amount	%	Amount	%
	(in millions, except percentages)
Application development and maintenance services	$124.3	50.9%	$99.8	57.3%
Consulting and enterprise business solutions	93.0	38.1	55.7	32.0
Extended engineering solutions	16.8	6.9	11.4	6.6
Infrastructure management services	10.0	4.1	7.1	4.1

Total	$244.1	100.0%	$174.0	100.0%

Revenues by contract type
     Our IT services are provided on a time-and-material basis or on a fixed-price basis. Revenues from IT services provided on a time-and-material basis are recognized in the period that the services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting and are recorded when we can reasonably estimate the time period to complete the work. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known to us. Although we have revised our project completion estimates from time to time, such revisions have not materially affected our reported revenues to date. In recent years, we have experienced some pricing pressure from our customers, which has had a negative impact on margins. In response to current market trends, we are considering the viability of introducing performance-based or variable-pricing contracts. In the near term, we expect that revenue from fixed-price contracts will continue to increase as current market trends indicate a customer preference towards fixed-price contracts.
     The following table presents our IT services revenues (excluding inter-segment revenues) by type of contract for the periods indicated:

	Three months ended June 30,
	2005		2004
	(unaudited)		(unaudited)
Contract type	Amount	%	Amount	%
	(in millions, except percentages)
Time-and-material basis	$150.4	61.6%	$118.3	68.0%
Fixed-price basis	93.7	38.4	55.7	32.0

Total	$244.1	100.0%	$174.0	100.0%

Revenues based on offshore and onsite/offsite
     We provide our IT services through a combination of (i) offshore centers located throughout India, (ii) teams working onsite at a customer’s location, (iii) nearshore centers located in Canada, China and Hungary to service U.S.-based, Asia Pacific based and Europe based customers, respectively, and (iv) offsite centers located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. Offshore IT services revenues consist of revenues earned both from IT services work conducted at our offshore centers in India as well as onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services revenues do not include revenues from our offsite or nearshore centers located outside of India or revenues from onsite work which is not related to any offshore work. These later revenues are included in onsite/offsite revenues.
     We generally charge higher rates and incur higher compensation expenses for work performed by our onsite teams at our customer’s premises or at our offsite and nearshore centers, as compared to work performed at our offshore centers in India. Services performed by our onsite teams or at our offsite centers typically generate higher revenues per capita, but at a lower gross margin, than the same amount of services performed at our offshore centers in India.
     The following table presents our IT services revenues (excluding inter-segment revenues) based on the location where services are performed for the periods indicated:

	Three months ended June 30,
	2005		2004
	(unaudited)		(unaudited)
Location	Amount	%	Amount	%
	(in millions, except percentages)
Offshore	$106.9	43.8%	$71.3	41.0%
Onsite/Offsite	137.2	56.2	102.7	59.0

Total	$244.1	100.0%	$174.0	100.0%

Revenues by top customers
     Our top two customers accounted for 15.2% of our IT services revenues during the three months ended June 30, 2005, as compared to 17.7% of IT services revenues during the three months ended June 30, 2004. Our top five customers accounted for 26.7% of IT services revenues during the three months ended June 30, 2005 as compared to 29.3% of IT services revenues during the three months ended June 30, 2004.
Revenues based on customer location
     We have experienced increasing volumes of business from customers located in North America and Europe, attributable to both new customers and additional business from existing customers. We expect that most of our revenues will be generated in North America followed by Europe in fiscal 2006.
     The following table gives the composition of our IT services revenues (excluding inter-segment revenues) based on the location of our customers for the periods indicated:

	Three months ended June 30,
	2005		2004
	(unaudited)		(unaudited)
Geographic location	Amount	%	Amount	%
	(in millions, except percentages)
North America	$164.7	67.5%	$119.1	68.4%
Europe	42.2	17.3	26.7	15.3
Japan	3.5	1.4	3.6	2.1
India	8.3	3.4	5.8	3.4
Rest of the world	25.4	10.4	18.8	10.8

Total	$244.1	100.0%	$174.0	100.0%

Expenses
Cost of revenues
     Our cost of revenues consists primarily of salary and other compensation and benefits, stock-based compensation expense, depreciation, data communications expenses, computer maintenance, cost of software, sub-contracting charges, expenses relating to the opening of new onsite, offsite, nearshore and offshore centers, sub-contracting costs, and foreign travel expenses.
     The principal component of our cost of revenues is the wage cost of our technical associates. Wage cost in India, including in the IT services industry, have historically been significantly lower than wage cost in the United States and Europe for comparably skilled professionals. However, as wages in India increase at a faster rate than in the United States, we may experience increases in our costs of personnel, particularly project managers and other mid-level professionals.
     The utilization levels of our technical associates also affect our revenue and gross profits. We calculate utilization levels on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he or she works 157 hours per month. We manage utilization by monitoring project requirements and timetables. The number of associates assigned to a project will vary according to size, complexity, duration, and demands of the project. The utilization levels for our technical associates have been increasing in recent periods, mainly on account of new business and an increase in business from existing customers, and we expect this trend to continue in the near future.
Selling, general and administrative expenses
     Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to the cost of revenues.
Subsidiaries
     We currently have three wholly-owned subsidiaries, Nipuna Services Ltd., or Nipuna, Satyam Technologies Inc., or STI, Satyam Computer Services (Shanghai) Company Limited, or Satyam Shanghai, and a majority-owned subsidiary, Citisoft Plc, or Citisoft. These four subsidiaries have been consolidated in our consolidated financial statements as of June 30, 2005. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005.
     Citisoft
     On May 12, 2005, Satyam acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005. The acquisition has been accounted for by following the purchase method of accounting.
     The consideration for the 75% equity interest in Citisoft amounted to $14,168 thousand including direct acquisition costs of $732 thousand. Satyam Computer Services is also required to pay a deferred consideration and earn out consideration on April 30, 2006 based on continuing employment and achievement of targeted revenues and profits. Satyam Computer Services is also required to fund an Employee Benefit Trust (“EBT”) formed by Citisoft and funding is contingent on Citisoft achieving certain revenue and profit performance targets. Satyam Computer Services has a call option and the minority shareholders have a put option to acquire / sell the balance 25% equity shares in two tranches 12.5% on April 30, 2007 and 12.5% on April 30, 2008. The consideration payable by Satyam Computer Services for the balance 25% equity shares would also comprise of a deferred consideration and earn out consideration based on continuing employment and achievement of targeted revenues and profits. The maximum consideration payable by Satyam Computer Serivces towards deferred consideration and earn out consideration will amount to $20,437 thousand.
     The purchase consideration has been allocated to the assets acquired and liabilities assumed as of the date of acquisition, on a preliminary basis based on management’s estimates. The finalization of the purchase price allocation, which is expected to be completed within one year from the date of the acquisition, may result in certain adjustments to the purchase price allocation. The preliminary allocation of the purchase price resulted in goodwill of $6,608 thousand and $5,193 thousand of intangible assets, which are subject to amortization. The goodwill has been allocated to the IT services segment
Associate — Sify
     In addition to our subsidiaries, as of June 30, 2005, we owned 31.6% of the equity shares of Sify. We account for our interest in Sify under the equity method of accounting, since we no longer hold a controlling interest in that company. We are under no future obligation to invest additional funds in Sify and at the moment we have no plans to do so.
Income Taxes
     The statutory corporate income tax rate in India is currently 30.0%. This tax rate is presently subject to a 10% surcharge. The amount of tax and surcharge payable is further subject to a 2.0% education cess, resulting in an effective tax rate of 33.66%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by our offsite, nearshore and onsite centers, principally in the United States. We benefit from tax incentives provided to software entities as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2009 or 10 consecutive years of operations of software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for our STP units was reduced from 100% to 90% for the fiscal 2003, and is expected to expire between fiscal 2006 and fiscal 2010. Exemption for two of our STP units in Hyderabad expired during the three months ended June 30, 2005. We also earn certain other foreign income and domestic income, which are taxable irrespective of the tax holiday as stated above.
     Our subsidiaries are subject to income taxes of the countries in which they operate. Our subsidiaries’ operating loss carried forward for tax purposes amounted to approximately $21.6 million as of June 30, 2005, which is available as an offset against future taxable income of such entities. These carried forward amounts expire at various dates primarily over eight to twenty years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carried forward. A valuation allowance is established attributable to deferred tax assets and losses carried forward in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized. Currently, a full valuation allowance has been made for such losses.

Results of Operations
     The following table sets forth operating data in dollars and as a percentage of revenues for the periods indicated:

	Three months ended June 30,
	2005		2004
	(unaudited)		(unaudited)
Statement of Operations Data:	Amount	%	Amount	%
	(dollars in thousands)
Revenues:
IT services	$244,091	99.2%	$174,357	99.6%
BPO	3,330	1.4	1,562	0.9
Inter—segment	(1,378)	(0.6)	(9,25)	(0.5)

Total revenues	246,043	100.0	174,994	100.0
Cost of revenues:(1)
IT services	(156,755)	(63.7)	(105,868)	(60.5)
BPO	(3,736)	(1.5)	(1,136)	(0.6)
Inter—segment	1,357	0.6	683	0.4

Total cost of revenues	(159,134)	(64.7)	(106,321)	(60.8)
Gross profit:
IT services	87,336	35.5	68,489	39.1
BPO	(406)	(0.2)	426	0.2
Inter—segment	(21)	(0.0)	(242)	(0.1)

Total gross profit	86,909	35.3	68,673	39.2
Operating expenses:
Selling, general and administrative expenses:(2)
IT services	(38,453)	(15.6)	(30,266)	(17.3)
BPO	(2,389)	(1.0)	(1,605)	(0.9)
Inter—segment	21	0.0	242	0.1

Total selling, general and administrative expenses	(40,821)	(16.6)	(31,629)	(18.1)
Amortization of intangibles	—	—	—	—

Operating income/(loss):
IT services	$48,883	19.9	$38,223	21.8
BPO	(2,795)	(1.1)	(1,179)	(0.7)
Inter—segment	—	—	—	—

Total operating income/(loss)	46,088	18.7	37,044	21.2
Interest income	6,371	2.6	5,289	3.0
Interest expense	(98)	(0.0)	(110)	(0.1)
Gain on sale of shares in associated companies/others	—	—	18	0.0
Gain/(loss) on foreign exchange transactions	(2,746)	(1.1)	6,908	3.9
Other income/(expense), net	1,550	0.6	(5,971)	(3.4)

Income before income taxes and equity in earnings (losses) of associated companies	51,165	20.8	43,178	24.7
Income taxes	(8,418)	(3.4)	(6,618)	(3.8)
Minority interest	36	0.01	—	—
Equity in earnings (losses) of associated companies, net of taxes	(496)	(0.2)	(126)	(0.1)

Net income/(loss)	$42,287	17.2%	$36,434	20.8%

Depreciation	$7,118	2.9%	$6,010	3.4%
Deferred stock-based compensation	117	0.0	235	0.1

(1)	Inclusive of stock-based compensation expenses of $Nil and $231 thousand during the three months ended June 30, 2005 and 2004 respectively, in the IT services segments.

(2)	Inclusive of stock-based compensation expenses of $117 thousand and $4 thousand during the three months ended June 30, 2005 and 2004 respectively, in the IT services segments.

Comparison of unaudited results for the three months ended June 30, 2005 and the unaudited results for the three months ended June 30, 2004
     Revenues. Our revenues increased by 40.6% to $246.0 million during the three months ended June 30, 2005 from $175.0 million during the three months ended June 30, 2004. This revenue growth of $71.0 million during the three months ended June 30, 2005 was primarily the result of an increase in business both from existing customers and new customers. Revenues from existing customers increased by 37.1% to $222.5 million during the three months ended June 30, 2005 from $162.3 million during the three months ended June 30, 2004. Revenues from new customers increased by 78.5% to $21.6 million during the three months ended June 30, 2005 from $12.1 million during the three months ended June 30, 2004. We added 31 and 25 customers including 4 and 3 from the Fortune Global 500 and Fortune U.S. 500 list during the three months ended June 30, 2005 and 2004, respectively.
     During the three months ended June 30, 2005, revenues from consulting and enterprise business solutions has grown by $37.3 million or 66.9%, revenues from application development and maintenance has increased by $24.5 million or 24.6% followed by extended engineering solutions and infrastructure management services, which grew by $5.4 million and $2.9 million, or 47.4% and 40.8% respectively.
     Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis decreased to 61.6% during the three months ended June 30, 2005 from 68.0% during the three months ended June 30, 2004. Revenues from IT services provided on a fixed-price basis increased to 38.4% during the three months ended June 30, 2005 from 32.0% during the three months ended June 30, 2004. The increase during the three months ended June 30, 2005 for fixed-price contracts is primarily due to the shift in customer preference regarding type of contracts from time-and-material to fixed-price.
     The onsite revenues increased as a result of new engagements in consulting and enterprise business solutions during the three months ended June 30, 2005, and the need for extensive interactions with customers in the early stages of new engagements to understand their business needs and create the relevant processes before we move the appropriate portion of the work offshore. Revenues from new customers increased by 78.5% to $21.6 million during the three months ended June 30, 2005 from $12.1 million during the three months ended June 30, 2004.
     Of the total increase of $71.0 million in total revenue during the three months ended June 30, 2005, $46.8 million increased in North America followed by $15.6 million in Europe and $6.5 million in rest of the world. Revenue in India increased by $2.2 million and decreased in Japan by $0.1 million. Our increased business in North America and Europe was due to new customers and additional business from existing customers.

     Cost of Revenues. Cost of revenues increased by 49.7% to $159.1 million during the three months ended June 30, 2005 from $106.3 million during the three months ended June 30, 2004. Cost of revenues represented 64.7% of revenues during the three months ended June 30, 2005 and 60.7% during the three months ended June 30, 2004. This increase by $52.8 million was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses, communication expenses, and other expenses, attributable largely to an overall increase in our business during this period. Associate utilization levels for IT services were 81.6% and 77.6% during the three months ended June 30, 2005 and 2004, respectively. Associate compensation and benefits expenses increased by 55.4% to 128.7 million, or 52.3% of revenues during the three months ended June 30, 2005 from $82.8 million, or 47.3% of revenues during the three months ended June 30, 2004. The increase in the associate compensation and benefits is due to: (i) increase in the total number of technical associates by 5,234 during the three months ended June 30, 2005 to 20,512 (ii) increase in number of onsite technical associates by 811 to 4,396 during the three months ended June 30, 2005 from 3,585 for which we pay a higher compensation; (iii) salary incentives amounting to $7.9 million given to technical associates during the three months ended June 30, 2005 as compared to $1.4 million during the three months ended June 30, 2004; and (iv) approximately, $579 thousand of the Citisoft deferred consideration and funding to Employee Benefit Trust accounted as compensation expense relating to employees of Citisoft. Traveling expenses increased 13.3% to $9.4 million, or 3.6% of revenues, during the three months ended June 30, 2005 from $8.3 million, or 4.7% of revenues, during the three months ended June 30, 2004. This increase was primarily due to increase in the number of travels resulting from increase in the number of technical associates. Communication expenses increased 86.7% to $2.8 million or 1.1% of revenues during the three months ended June 30, 2005 from $1.5 million during the three months ended June 30, 2004. The increase in communication expenses was primarily due to increase in the business operations. Other expenses comprised mainly of rent, power and fuel and maintenance expenses. Other expenses increased by 41.9% to $12.2 million, or 5.0% of revenues, during the three months ended June 30, 2005 from $8.6 million during the three months ended June 30, 2004. Depreciation expenses increased by 22.4% to $6.0 million, or 2.4% of revenues, during the three months ended June 30, 2005 from $4.9 million during the three months ended June 30, 2004. Stock – based compensation expense decreased to $Nil during the three months ended June 30, 2005 from $231 thousand during the three months ended June 30, 2004.
     Selling, general and administrative expenses. Selling, general and administrative expenses increased 29.1% to $40.8 million during the three months ended June 30, 2005 from $31.6 million during the three months ended June 30, 2004. Selling, general and administrative expenses represented 16.6% of revenues during the three months ended June 30, 2005 and 18.1% of revenues during the three months ended June 30, 2004. This increase of $9.2 million during the three months ended June 30, 2005 was a result primarily of increase in associate compensation and benefits for non-technical associates, communication expenses, traveling expenses and sales and marketing expenses. Associate compensation and benefits increased 64.3% to $23.5 million, or 9.6% of revenues, during the three months ended June 30, 2005 as compared to $14.3 million or 8.2% of revenues during the three months ended June 30, 2004 primarily on account of increase in the number of non-technical associates to 1,782 as of June 30, 2005 from 1,471 as of June 30, 2004, and salary incentives amounting to $6.1 million given to non-technical associates during the three months ended June 30, 2005 as compared to $1.6 million during the three months ended June 30, 2004. Traveling expenses increased 86.4% to $4.1 million, or 1.7% of revenues during the three months ended June 30, 2005 from $2.2 million or 1.3% of revenue during the three months ended June 30, 2004. Traveling expenses increased primarily due to increase in travels by our non- technical associates. Stock – based compensation expense increased to $117 thousand during the three months ended June 30, 2005 from $4 thousand during the three months ended June 30, 2004. Communication expenses decreased by 12.5% to $1.4 million or 0.6% of revenues during the three months ended June 30, 2005 from $1.6 million or 0.9% revenues during the three months ended June, 30 2004. Other expenses comprised primarily of depreciation, professional charges, and marketing, rent, power and fuel and maintenance expenses. Other expenses decreased by 14.0% to $11.7 million or 4.8% of revenues during the three months ended June 30, 2005 from $13.6 million, or 7.8% of revenues during the three months ended June 30, 2004.
     Operating income. Our operating income was $46.1 million for the three months ended June 30, 2005, representing an increase of 24.6% over the operating income of $37.0 million for the three months ended

June 30, 2004. As a percentage of revenues, operating income decreased to 18.7% for the three months ended June 30, 2005, from 21.1% for the three months ended June 30, 2004. This decrease in operating income as a percentage of revenue was due to (i) increase in the associate compensation and benefits expenses by $55.1 million to $152.2 million or 61.9% of revenue during the three months ended June 30, 2005 from $97.1 million, or 55.5% of revenues, during the three months ended June 30, 2004 and (ii) offset by decrease in the traveling, communication, depreciation and other expenses as percentage of revenues.
     Interest income. Interest income increased to $6.4 million during the three months ended June 30, 2005 representing an increase of 20.8% from $5.3 million during the three months ended June 30, 2004. This increase was due to additional deposits with banks amounting to $79.3 million in March 2005.
     Gain/(loss) on foreign exchange transactions. During the three months ended June 30, 2005 and the three months ended June 30, 2004, 81.2% and 81.9% respectively, of our revenues were generated in U.S. dollars. The average exchange rate of Indian rupee to U.S. dollar during the three months ended June 30, 2005 was Rs.43.53 against Rs.44.86 during the three months ended June 30, 2004. As at June 30, 2005, the Indian rupee appreciated to Rs.43.51 against 45.99 at June 30, 2004. As at June 30, 2005, the Indian rupee appreciated to 43.51 against 43.62 at March 31, 2005. As a result, loss on foreign exchange transactions was $2.7 million during the three months ended June 30, 2005 as compared to a gain of $6.9 million during the three months ended June 30, 2004.
     Other income/(expenses), net. Other income was $1.6 million during the three months ended June 30, 2005, representing an increase of 126.7%from $(6.0) million during the three months ended June 30, 2004. The increase is primarily on account of gain on forward and options contracts amounting to $1.7 thousand during the three months ended June 30, 2005 as compared to a loss of $5.9 million during the three months ended June 30, 2004.
     Income taxes. Income taxes were $8.4 million during the three months ended June 30, 2005, representing an increase of 27.3% from $6.6 million during the three months ended June 30, 2004. This increase was primarily due to increase in tax of $1.3 million relatable to our branches located outside India and expiry of tax exemption benefit for two of our STP units in Hyderabad amounting to $0.5 million during the period June 30, 2005.
     Equity in earnings/(losses) of associated companies, net of taxes. Equity in losses of associated companies was $496 thousand during the three months ended June 30, 2005 as compared to $126 thousand during the three months ended June 30, 2004. Equity in losses of Sify and CA Satyam amounted to $547 thousand and $21 thousand respectively during the three months ended June 30, 2005 as compared to $311 thousand and $29 thousand respectively during the three months ended June 30, 2004. These loses were partially offset by equity in profit of Satyam Venture amounting to $72 thousand during the three months ended June 30, 2005 as compared to $214 thousand during the three months ended June 30, 2004.
     Net income. As a result of the foregoing, our net income was $42.3 million for the three months ended June 30, 2005, representing an increase of 16.2% over net income of $36.4 million for the three months ended June 30, 2004. As a percentage of total revenues, net income decreased to 17.2% for the three months ended June 30, 2005 from 20.8% for the three months ended June 30, 2004.
Liquidity and Capital Resources
Net cash provided by operating activities
     Net cash provided by operating activities was $30.6 million and $37.3 million during the three months ended June 30, 2005 and 2004, respectively.
     During the three months ended June 30, 2005, non-cash adjustments to reconcile the $42.3 million net income to net cash used in operating activities consisted primarily of depreciation and amortization expense of $7.2 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $23.4 million primarily as a result of an increase in our revenues. Accounts payable and accrued expenses increased by $13.8 million primarily on account of accrued compensation and benefits of $9.0 million and increase in taxes by $2.2 million.
     During the three months ended June 30, 2004, non-cash adjustments to reconcile the $36.4 million net income to net cash used in operating activities consisted primarily of depreciation expense of $6.0 million. Net accounts receivable and unbilled revenues increased by $17.0 million primarily as a result of an increase in our revenues and increase in the collection period. Accounts payable and accrued expenses increased by $16.5 million primarily on account of (i) recognition of loss of $5.1 million on outstanding forward and options contracts and (ii) increase in taxes and other provisions by $5.8 million
Net cash used in investing activities
     Net cash used in investing activities was $23.2 million and $10.6 million during the three months ended June 30, 2005 and 2004, respectively.
     Net cash used in investing activities during the three months ended June 30, 2005 increased by $12.6 million to $23.2 million from $10.6 million during the three months ended June 30, 2004. This increase was primarily due to payment of consideration for the acquisition of Citisoft Plc amounting to $11.9 million net of cash acquired and increase in purchases of premises, plant and equipment to $11.3 million during the three months ended June 30, 2005 from $6.6 million during the three months ended June 30, 2004 due to purchase of equipment, primarily infrastructure, computers and other equipment associated with the expansion of new facilities at Bangalore and Chennai.
Net cash provided by/(used in) financing activities
     Net cash provided by financing activities was $11.8 million and $12.0 million during the three months ended June 30, 2005 and 2004 respectively.
     During the three months ended June 30, 2005, $11.8 million was raised from financing activities, primarily from issuance of associate stock options of $8.5 million and $4.4 million was raised from proceeds from long term debts by our subsidiary. Our subsidiary used cash in repayment of a short-term loan amounting to $1.2 million.
     As of June 30, 2005, we had cash and cash equivalents of $149.3 million, rupee denominated loans from the Satyam Associate Trust of $1.7 million secured by our shares held by the Satyam Associate Trust, U.S. dollar denominated loans of Nipuna amounting to $1.5 million and other outstanding loans of $5.9 million with maturities ranging from one to three years. As of June 30, 2005, we had an unused line of credit of $20.9 million from banks and unused non-funded lines of credit of $14.0 million from banks.
     The following table describes our outstanding credit facilities as of June 30, 2005 (unaudited).

		Amount	Interest	Computation
Loan Type	Lenders	outstanding	(per annum)	method
	(dollars in thousands)
Rupee loan of Satyam Associates Trust	Cholamandalam	1,682	10.75%	Fixed
Working capital term loan	BNP Paribas	3,447	6 month LIBOR +0.95%	Floating
External commercial borrowing	BNP Paribas	1,000	6 month LIBOR +0.95%	Floating
Export packing credit	BNP Paribas	498	6 month LIBOR +0.25%	Floating
Other loans	Various other parties	2,512	3.0%-14.5%	Fixed

Total		$9,139

     We anticipate capital expenditures of approximately $50.0 million during fiscal 2006, principally to finance construction of new facilities in our offshore centers, expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.
     We have guaranteed payment of all sums payable by Nipuna to its two strategic investors, Olympus Capital and Intel Capital, upon redemption of the $20 million preference shares in Nipuna held by them. These preference shares are to be mandatorily redeemed or converted into equity shares no later than June 2007, if Nipuna achieves certain targets for revenues and profits by March 31, 2006. If these targeted revenues and profits are not achieved along with other triggering events, the investors have an option to either redeem the preference shares or convert them. Although certain triggering events for early redemption as per the agreement have occurred during the period January 2004 to December 2004, the investors waived their right of early redemption. If not earlier converted, these preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% per annum.
     In addition, depending upon certain triggering events, we may be required to subscribe to US$20 million in convertible debentures of Nipuna which would be convertible upon the election of Nipuna into ordinary shares at any time. On January 6, 2005, Nipuna obtained approval from a bank for long-term borrowings up to US$20 million with an interest of 0.95% above a six-month LIBOR. Satyam Computer Services has given a corporate guarantee to the bank for the borrowing. This facility is available for drawdown by Nipuna until September 30, 2005, and is repayable within three years from the date of drawdown. As of June 30, 2005, Nipuna has availed $4.4 million under the above arrangement. We expect that we will not be required to subscribe to the convertible debenture described above.
     The following table sets forth our contractual obligations and commitments to make future payments as of June 30, 2005 (unaudited). The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations. We believe that the conversion of the Nipuna preference shares is more probable than redemption and therefore have not included such redemption and the redemption premium payable, if redeemed as per the terms of the agreement, in the following table.

	Payments due as at June 30, 2005, (unaudited)
	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(dollars in thousands)
Long-term debt	$2,962	$942	$4,737	—	$8,641
Operating leases	4,301	4,763	585	529	10,178
Unconditional purchase obligations:
Other commercial commitments	12,498	—	—	—	12,498
Bank guarantees	453	4,608	644	2,687	8,392
Letters of credit	—	—	—	—	—
Gratuity Plan	352	1,122	4,252	6,630	12,356
Citisoft deferred and earn-out consideration and EBT funding (1)	8,515	17,030	—	—	25,545

Total contractual cash obligations	$29,081	$28,465	$10,218	$9,846	$77,610

(1)	The deferred and earn-out consideration and the further funding of EBT are based on fulfillment of certain conditions.
     Based on past performance and current expectations, we believe that our cash and cash equivalents, short-term investments, and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.
Off-Balance Sheet Arrangements
     We currently do not engage in any off-balance sheet arrangements.

Stock-based Compensation
     We have three associate stock option plans: our Associated Stock Option Plan, or ASOP, established in May 1998; our Associated Stock Option Plan B, or ASOP B, established in May 1999; and our Associated Stock Option Plan ADS, or ASOP ADS, established in May 1999. We also have the Employee Stock Option Plan, or ESOP, established by Nipuna in April 2004.
ASOP
     We account for the ASOP as a fixed plan in accordance with Accounting Principles Board, or APB, Opinion No. 25. Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be recognized as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in the three months ended June 30, 2005 and 2004, we recognized deferred stock-based compensation of $Nil and $608 thousand, and amortized and charged to earnings $117 thousand and $234 thousand during the three months ended June 30, 2005 and 2004 respectively.
ASOP B
     The ASOP B is substantially similar to the ASOP and is administered by the compensation committee of our board of directors. The SEBI guidelines define the exercise price as the price payable by the employee for exercising the option granted to him in pursuance of the stock option plan. In determining the exercise price, we opted for the higher of (a) the closing price of the shares on the date of the meeting of the compensation committee convened to grant the stock options, on the stock exchange where highest volumes are traded, or (b) the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed. Under U.S. GAAP, in the three months ended June 30, 2005 and 2004 we amortized and charged to earnings $Nil and $1 thousand respectively. There was no deferred stock-based compensation cost in both the periods; viz. three months ended June 30, 2005 and 2004. We account for the ASOP B as a fixed option plan.
ASOP ADS
     Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. We account for the ASOP ADS as a fixed option plan.
Nipuna ESOP
     Under the Nipuna ESOP options are granted at fair value to associates as determined by an independent valuer as of the date of grant. We account for the Nipuna ESOP as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value and therefore we do not expect to incur compensation expense with respect to those future grants under current accounting rules.

Effect of recently issued accounting pronouncement
     On December 16, 2004, the FASB issued FAS 123R, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95,” that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of income. The standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements.
     The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of income as Satyam Computer Services, our subsidiaries and our associated companies will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact.
Effects of Inflation
     India has experienced relatively high rates of inflation in the past however it has not had a significant effect on our results of operations and financial condition to date.
Exchange Rates
     The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	Month end	Average	High	Low
	(Rupees)
April-04	44.52	43.89	44.52	43.40
May-04	45.42	45.18	45.57	44.55
June-04	45.99	45.50	46.21	44.94
July-04	46.40	46.06	46.45	45.66
August-04	46.35	46.32	46.40	46.21
September-04	45.91	46.05	46.35	45.81
October-04	45.30	45.74	45.87	45.30
November-04	44.47	45.03	45.40	44.47
December-04	43.27	43.85	44.52	43.27
January-05	43.60	43.62	43.82	43.35
February-05	43.57	43.58	43.73	43.28
March-05	43.62	43.59	43.70	43.44
April-05	43.48	43.64	43.72	43.48
May-05	43.62	43.41	43.62	43.21
June-05	43.51	43.52	43.71	43.44

Risk Management Policy
     Our functional currency is the Indian rupee, however we transact a major portion of our business in U.S. dollars and other currencies and accordingly face foreign currency exposure from our sales in the

     United States and elsewhere and from our purchases from overseas suppliers in U.S. dollars and other currencies. Accordingly, we are exposed to substantial risk on account of adverse currency movements in global foreign exchange markets. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future.
     We manage risk on account of foreign currency fluctuations through treasury operations. Our risk management strategy is to identify risks we are exposed to, evaluate and measure those risks, decide on managing those risks, regular monitoring and reporting to management. The objective of our risk management policy is to minimize risk arising from adverse currency movements by managing the uncertainty and volatility of foreign exchange fluctuations by hedging the risk to achieve greater predictability and stability. Our risk management policies are approved by senior management and include implementing hedging strategies for foreign currency exposures, specification of transaction limits; specifying authority and responsibility of the personnel involved in executing, monitoring and controlling such transactions.
     We purchase foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into foreign exchange forward and options contracts where the counter party is generally a bank. We consider the risks of non-performance by the counter party as non- material. These foreign exchange forward and options contracts mature between one and eleven months. These contracts do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings.
     The following table gives details in respect of our outstanding foreign exchange forward and options contracts:

	As at June 30,
	2005	2004
	Amount	Amount
	(unaudited)	(unaudited)
	(dollars in thousands)
Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$114,000	$107,750
Options contracts	57,000	—

Total	$171,000	$107,750

Balance sheet exposure:
Forward contracts	$1,131	$(5,072)
Options contracts	198	—

Total	$1,329	$(5,072)

     As of June 30, 2005, we had outstanding foreign exchange forward and options contracts worth $171.0 million with maturity dates between one and eleven months to cover the risks of U.S. dollar to rupee fluctuations.
     Using sensitivity analysis, a hypothetical 1% increase in the value of the Indian rupee against all other currencies would decrease the balance sheet exposure by $1.1 million in the three months ended June 30, 2005 and by $1.6 million in fiscal 2005 while a hypothetical 1% decrease in the value of the Indian rupee against all other currencies would increase the balance sheet exposure by $1.1 million in the three months ended June 30, 2005 and $1.6 million in fiscal 2005.

     Gains/(losses) on foreign exchange forward and options contracts included under the head other income/(expense) in the statement of income are as stated below:

	Three Months Ended June 30,
	2005	2004
	Amount	Amount
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Forward contracts	$907	$(5,908)
Options contracts	746	—

Total	1,653	(5,908)

Foreign Currency Transactions/Translation
     During the three months ended June 30, 2005 and 2004, 81.2% and 81.9%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, U.S. dollars and Sterling pounds are the functional currencies of our foreign subsidiaries located in the United States and the United Kingdom respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.
     We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee appreciates/ depreciates against the U.S. dollar.
     The average exchange rate of rupee to U.S. dollar during the three months ended June 30, 2005 was Rs.43.53 against Rs.44.86 during the three months ended June 30, 2004. At June 30, 2005, the rupee appreciated to Rs.43.51 against Rs.43.62 in March 31, 2005. At June 30, 2004, the rupee depreciated to Rs.45.99 against Rs.43.40 in March 31, 2004. As a result, loss on foreign exchange transactions was $2.7 million during the three months ended June 30, 2005 as compared to a gain of $6.9 million during the three months ended June 30, 2004.

Risk Factors
     Any investment in our ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this Quarterly Report, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.
Risks Related to Our Overall Operations
Our revenues and profitability are difficult to predict and can vary significantly from period to period which could cause our share price to decline significantly.
     Our revenues and profitability have grown rapidly in recent years and may fluctuate significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. The quarterly fluctuation of revenues is primarily because we derive our revenues from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ several people for only a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. Furthermore, increasing wage pressures, employee attrition, pressure on billing rates, the time and expense needed to train and productively utilize new employees and changes in the proportion of services rendered offshore can affect our profitability in any period. There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include (i) the duration of tax holidays or tax exemptions and the availability of other Government of India incentives; (ii) currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, since the majority of our revenues are in U.S. dollars and a significant part of our costs are in rupees; and (iii) other general economic and political factors. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business. If this were to occur, the share price of our equity shares and our ADSs would likely decline significantly.
Any inability to manage our rapid growth could disrupt our business and reduce our profitability.
We have experienced significant growth in recent periods. Our total revenues for the three months ended June 30, 2005 increased by 40.6% as compared to the three months ended June 30, 2004, and in fiscal 2005 our total revenues increased by 40.1% as compared to fiscal 2004. As of June 30, 2005, we had 22,294 employees (including employees of Nipuna), whom we refer to as associates, worldwide as compared to 20,690 associates as of March 31, 2005. In addition, we are continuing our geographical expansion. We have five offshore facilities in India and 15 overseas facilities located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. In addition, we have 17 sales and marketing offices located in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and 14 sales and marketing offices located in the rest of the world.
     We expect our growth to place significant demands on our management and other resources and to require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:
•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	providing adequate training and supervision to maintain our high quality standards;

•	preserving our culture and values and our entrepreneurial environment; and

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems.
     Our inability to manage our growth effectively could disrupt our business and reduce our profitability.
The current economic environment, pricing pressure and rising wages in India have negatively impacted our revenues and operating results.
     Spending on IT in most parts of the world has recently increased after a two-year decreasing trend due to a challenging global economic environment. We do experience pricing pressures from our customers, which can negatively impact our operating results. If economic growth slows, our utilization and billing rates for our associates could be adversely affected which may result in lower gross and operating profits.
     Wage costs in India, including in the IT services industry, have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, large companies are establishing offshore operations in India, resulting in wage pressures for Indian companies, which may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased cost of IT professionals, particularly project managers and other mid-level professionals. In addition, India has shown the highest average wage increases in the Asia-Pacific region in 2004, particularly in the technology sector. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. Compensation increases may result in a material adverse effect on our financial performance.
Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.
     The IT services market is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet customer needs and complement our offerings of end-to-end IT services. For example, we have invested significant resources in research and development efforts, such as in our enterprise business solution laboratory and grid computing laboratory, in order to continually develop capabilities to provide new services to our customers. Should we fail to develop such capabilities on a timely basis to keep pace with the rapidly changing IT market or if the services or technologies that we develop are not successful in the marketplace, our business and profitability will suffer and it is unlikely that we would be able to recover our research and development costs. Moreover, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.
Our revenues are highly dependent on customers primarily located in the United States and customers concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States and our customers’ industries may affect our business.
     In the three months ended June 30, 2005 and in fiscal 2005 and 2004, approximately 67.6%, 68.3% and 73.3% respectively, of our total revenues were derived from the United States. For the same periods, we earned 28.8%, 29.2%, and 32.0% of our IT revenues from the manufacturing industry and 17.9%, 17.8%, and 18.3% of our IT revenues from the banking and finance industry respectively. If the current economic recovery in the United States does not continue, our customers may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the manufacturing or banking and finance industries, or significant consolidation in these industries, or other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.

     Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention on these issues following the growth of offshore outsourcing. Any changes in existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the last two years, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or discourage such outsourcing. Such laws restrict our ability to do business with U.S. government- related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain projects. Any of these events could adversely affect our revenues and profitability.
We face intense competition in the IT services and BPO markets which could prevent us from attracting and retaining customers and could reduce our revenues.
     The markets for IT services and BPO are rapidly evolving and highly competitive, and we expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:
•	consulting firms such as Accenture, BearingPoint, Capgemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as Hewlett-Packard and IBM;

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems and IBM Global Services; and

•	offshore IT services firms such as Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Limited.
     We also compete with software firms such as Oracle and SAP, service groups of computer equipment companies, in-house IT departments of large corporations, programming companies and temporary staffing firms. Nipuna, through which we provide BPO services, faces competition from firms like Progeon Limited and Wipro BPO, formerly known as Wipro Spectramind.
     In addition, we have agreed not to compete with Nipuna as part of the investor rights and securities subscription agreements which we have entered into with Nipuna’s two other investors. Pursuant to these agreements, we and our affiliates are restricted from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna falls below 5% after an initial public offering. As a consequence, we currently offer and plan to continue to offer BPO services only through Nipuna. We cannot assure you that these non-compete restrictions will not adversely affect our ability to attract and retain customers in this competitive market or that they will not adversely affect our revenues.
     A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to customer needs.
Our revenues are highly dependent upon a small number of customers.
     We derive a significant portion of our revenues from a limited number of corporate customers. In the three months ended June 30, 2005 and fiscal 2005 and 2004, our largest customer together with its affiliates, accounted for 9.7%, 10.8% and 14.3% respectively, of our total revenues. In the three months ended June 30 2005 and fiscal 2005 and 2004, our second largest customer accounted for 5.4%, 7.4% and 9.9% respectively, of our total revenues. In the three months ended June 30 2005 and fiscal 2005 and 2004, our five largest customers accounted for 26.5%, 29.2% and 36.4% respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers.
     There are a number of factors other than our performance that could cause the loss of a customer and that may not be predictable. In certain cases, we have significantly reduced the services provided to a customer when the customer either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Some customers could also potentially develop competing offshore IT centers in India and as a result, work that may otherwise be outsourced to us may instead be performed in-house. Reduced technology spending in response to a challenging economic or competitive environment may also result in lower revenues or loss of a customer. If we lose one of our major customers or one of our major customers significantly reduces its volume of business with us, our revenues and profitability could be reduced.
Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.
     As a core element of our business strategy, we offer a portion of our services on a fixed-price basis, along-with a time-and-materials basis. In the three months ended June 30, 2005 and in fiscal 2005, and 2004, we derived 38.4%, 34.2% and 31.7% respectively, of our IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. We may also have to pay damages to our customers for completion delays. Many of these project risks may be beyond our control. Our failure to accurately estimate the resources and time required for a project, future wage inflation and currency exchange rates, or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.
Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.
     Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty. Any failure to meet a customer’s expectations could result in a cancellation or non-renewal of a contract. Additionally, our contracts with customers are typically limited to a specific project and not any future work. A number of our multi-year contracts are due for renewal in the coming fiscal year, and we cannot assure you that our customers will choose to renew such contracts for a similar or longer duration, on terms as favorable as their current terms or at all. Other than our performance, there are also a number of factors not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house or to one of our competitors, or replace their existing software with packaged software supported by licensors, any of which could reduce our revenue and profitability.
A number of our customer contracts are conditioned upon our performance, which, if unsatisfactory, could result in less revenues than previously anticipated.

     We are considering the viability of introducing performance-based or variable-pricing contracts. Should we increase our use of value-based pricing terms, it will become more difficult for us to predict the revenues we will receive from our customer contracts, as such contracts would likely contain a higher number of contingent terms for payment of our fees by our customers. Our failure to meet contract goals or a customer’s expectations in such performance-based contracts may result in lower revenues, and a less profitable or an unprofitable engagement.
Some of our multi-year customer contracts contain certain provisions which, if triggered, could result in lower future revenues and profitability under the contract.
     Some of our multi-year customer contracts contain benchmarking provisions, most favored customer clause and/or provisions restricting personnel from working on projects of our customers’ competitors. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services with that of an agreed list of other service providers for comparable services. Based on the results of the benchmarking study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the services we provide or to reduce the pricing for services to be performed under the balance term of the contract, which may result in lower future revenues and profitability under the contract.
     Most favored customer clauses generally provide that if, during the term of the contract, we were to offer similar services to any other customers on terms and conditions more favorable than those provided in such contract, we would be obligated to offer equally favorable terms and conditions to the customer. As pricing pressures increase, some customers may demand price reductions or other pricing incentives. Any pricing reduction agreed to in a subsequent contract may require us to offer equally favorable terms to other customers with whom we have a most favored contract under the remaining term of contracts with those customers which may result in lower future revenues and profitability.
     A number of our customer contracts provide that, during the term of the contract and for a certain period thereafter ranging from six to twelve months, we may not provide similar services to any of their competitors using the same personnel. This restriction may hamper our ability to compete for and provide services to customers in the same industry, which may result in lower future revenues and profitability.
We may be unable to attract skilled professionals in the competitive labor market.
     Our ability to execute projects and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services that we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In the three months ended June 30, 2005 and fiscal 2005 and 2004, we experienced associate attrition in the IT services segment at a rate of 16.7%, 16.5% and 17.5% respectively. Any increase in our attrition rates, particularly the attrition rate of experienced software engineers, project managers and project leaders, could harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and retrain our technical associates to keep pace with continuing changes in evolving technologies and changing customer preferences. Should we be unable to successfully recruit, retain, redeploy or retrain our technical associates, we may become less attractive to potential customers and may fail to satisfy the demands of existing customers, which would result in a decrease in revenues and profitability.
We dedicate significant resources to develop international operations which may be more difficult to manage and operate.

     In addition to our offshore IT centers in India, we have established IT centers in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States and plan to open additional international facilities. Because of our limited experience in managing and operating facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with local conditions or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture.
We are investing substantial cash assets in new facilities and physical infrastructure and our profitability could be reduced if our business does not grow proportionately.
     As of June 30, 2005 we had contractual commitments of approximately $12.5 million for capital expenditures, and we estimate spending $50.0 million in fiscal 2006. We may encounter cost overruns or project delays in connection with new facilities. These expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
Restrictions on immigration may affect our ability to compete for and provide services to customers in the United States and in other countries, which could hamper our growth and cause our revenues to decline.
     The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the customer’s location which is typically outside India. The ability of our associates to work in the United States, Europe and in other countries outside India depends on the ability to obtain the necessary visas and work permits. As of June 30, 2005, the majority of our associates located outside India were in the United States and held either H-1B visas, allowing the employee to remain in the United States during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas, allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000; however, this increase expired in 2003 and the limit was returned to 65,000 annually. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. The recent 2005 Appropriations Bill further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation and to comply with other legal requirements including labor certifications as a condition to obtaining or maintaining work visas for our associates working in the United States. The CIS announced on October 1, 2004 that it had received on the first day of the new government fiscal year sufficient applications to fill up all 65,000 visas that were available for the year. In November 2004, the United States Congress passed a measure that would increase the number of available H-1B visas for 2004 to 85,000. Pursuant to this legislation, in May 2005, the federal officials increased the H1-B visa quota by 20,000 visas which are available only to skilled workers who possess a Master’s or higher degree from educational institutions in the United States.
     Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our employees. Our reliance on work visas for a significant number of employees makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with associates who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our employees or may encounter delays or additional costs in obtaining or maintaining the condition of such visas.
We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
     We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, we have recently announced a proposed strategic acquisition of Knowledge Dynamics Pte. Ltd.. It is possible that we may not be able to identify suitable acquisitions targets and candidates for strategic investments or partnerships, or if we do identify such targets or candidates, we may not be able to complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.
     If we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.
     Other than the proposed acquisition of Knowledge Dynamics Pte. Ltd. referred to above, as of the date of this document, we have no agreements or understanding to enter into any material acquisition, investment, partnership, joint venture or alliance.
     We may make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results.
System failure could disrupt our business.
     To deliver our services to our customers, we must maintain a high speed network of satellite, fiber optic and land lines and an active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers in India and globally and the offices of our customers worldwide. Any systems failure or a significant lapse in our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations which would reduce our revenue and profitability.
We may be liable to our customers for damages caused by disclosure of confidential information or system failure.
     We are often required to collect and store sensitive or confidential customer and consumer data. Many of our customer agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our customers or from our customers’ clients for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential customer and consumer data, whether through breach of our computer systems, system failure or otherwise, could damage our reputation and cause us to lose customers. Many of our contracts involve projects that are critical to the operations of our customers’ businesses and provide benefits which may be difficult to quantify. Any failure in a customer’s system or breaches of security could result in a claim for substantial damages against us, regardless of our alleged responsibility for such failure. Generally, we attempt to limit our contractual liability for consequential damages in rendering our services, however these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. In respect of some of our contracts, we sub-contract a part of the work to certain sub-contractors. We are liable to our customers for any breach or non-performance by our sub-contractors under the sub-

contracts. We maintain general liability insurance coverage, including coverage for errors and omissions; however this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Further, an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results and profitability.
Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.
     We are highly dependent on the senior members of our management team. Our future performance will be affected by any disruptions in the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel, except for our chief executive officer. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any member of our senior management team or other key personnel may have a material adverse effect on our business, results of operations and financial condition.
Our insiders are significant shareholders, are able to control the election of our board and may have interests which conflict with those of our shareholders or holders of our ADSs.
Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate approximately 9.5% of our outstanding equity shares as of June 30, 2005. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions. These insider shareholders may exercise control even if they are opposed by our other shareholders. Without the consent of these insider shareholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to the Company and all of the shareholders.
Our financial results are impacted by the financial results of entities that we do not control.
     As of June 30, 2005, we have a significant, non-controlling interests in Sify, Satyam Venture Engineering Services Private Limited, or Satyam Venture, and CA Satyam ASP Private Limited, or CA Satyam, that are accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in earnings (losses) of associated companies, net of taxes” a pro-rata portion of the financial results of any such company in our statement of operations even though we do not control such company but have the ability to exercise certain influence over their operating and financial policies. Thus, our reported results of operations can be significantly higher or lower depending on the results of Sify, Satyam Venture and CA Satyam or other companies in which we may make similar investments even though we may have only a limited ability to influence their activities. We may also be required to record additional impairment charges in their carrying value if we deem the investment to be impaired due to adverse events, many of which are outside of our control, on their business, results of operations and financial condition in future periods. Currently, we make estimates in the preparation of financial statements including the utility of goodwill. Changes in such estimates resulting from events, many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares. Our financial statements do not reflect any amortization of goodwill in the three months ended June 30, 2005 and 2004 respectively.
The value of our interest in Sify and our subsidiaries may decline.
     As of June 30, 2005, we held 11,182,600 equity shares of Sify, representing 31.6% of its outstanding shares. Sify’s ADSs are listed for trading on the Nasdaq National Market under the symbol “SIFY”; however, we do not know whether Sify will be able to retain this listing in the future. The market price of

Sify’s ADSs has been highly volatile, ranging from a high of $452 per ADS to a low of $0.88 per ADS from its initial public offering in October 1999 through June 30, 2005, and may continue to fluctuate widely. Any decline in the market price of Sify’s ADSs is likely to cause the value of the equity shares of Sify which we hold to decline. We hold our interest in Sify in the form of equity shares for which there is no market and our ability to convert these equity shares into ADSs is restricted. Under a shareholders’ agreement to which we are a party, mergers, acquisitions and sales of substantially all the assets of Sify require the approval of two other Sify shareholders, Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd., or VentureTech. Sify has not been profitable since its incorporation and may continue to incur significant losses and negative cash flows in the future. In addition, our Nipuna subsidiary has experienced losses during each year since its inception and it is likely that it will continue to experience such losses in the future. Our recently acquired majority-owned subsidiary, Citisoft, may also incur losses and may have adverse effect on our operating results.
Stock-based compensation expenses may significantly reduce our net income under U.S. GAAP.
     Although Satyam has suspended, except in certain cases, all new grants of stock options as of April 1, 2005, our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, some of which have outstanding obligations to grant options in future, employees are typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under currently applicable U.S. GAAP, amortized over the vesting period of the warrants or options. Depending on the market value or fair value of our equity shares on the dates the outstanding grants were made and future grants are made, amortization of deferred stock-based compensation may contribute to reducing our operating income and net income under U.S. GAAP. Our subsidiaries and associated companies also have stock option schemes which have and will continue to generate stock-based compensation expenses and have and will reduce our operating income and net income.
Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.
     Currently we account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and have adopted the pro forma disclosure provisions of the Statement of Financial Accounting Standard, or SFAS No. 123, Accounting for Stock-Based Compensation. On December 16, 2004, the FASB issued FAS 123R, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, which requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of operations. As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements. Many companies have or are in the process of changing their accounting policies to expense the fair value of stock options. This change in the accounting policy with respect to the treatment of employee stock option grants will adversely affect our earnings and will have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact that FAS 123R will have on our results of operations.
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

     Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission, or SEC, regulations, the NYSE, rules, Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.
     In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. While we do not anticipate any material weaknesses or significant deficiencies, our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.
     Additionally, under revised corporate governance standards adopted by The Stock Exchange, Mumbai, or the BSE, and The National Stock Exchange of India Limited, or the NSE, which we collectively refer to as the Indian Stock Exchanges, we must comply with additional standards by December 31, 2005. These standards include a certification by our chief executive officer and chief financial officer that they have evaluated the effectiveness of our internal control systems and that they have disclosed to our auditors and our audit committee any deficiencies in the design or operation of our internal controls of which they may become aware, as well as any steps taken or proposed to resolve the deficiencies.
     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws, regulations or standards of corporate governance, our business and reputation may be harmed.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic issuer, which may, among other things, limit the information available to holders of our securities.
     As a foreign private issuer, we are subject to requirements under the Securities Act of 1933, as amended, or Securities Act, and the Securities Exchange Act of 1934, as amended, or Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our ordinary shares and/or ADSs. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of domestic U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States.
Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
     Terrorist attacks, such as the attacks of September 11, 2001 in the United States, and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our customers. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from customers located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our associates who are required to work in the United States, and may effectively curtail our ability to deliver our services to our customers. Such obstacles to operate our business may increase our expenses and negatively affect the results of our operations. Many of our customers visit several IT services firms, including their offshore facilities, prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel to our facilities more difficult for our customers and may delay, postpone or cancel decisions to use our services.
Risks Related to Investments in Indian Companies
     We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.
The Government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.
     The statutory corporate income tax rate in India is currently 30.0%. This tax rate is presently subject to a 10.0% surcharge. The amount of tax and surcharge payable is further subject to a 2.0% education cess, resulting in an effective tax rate of 33.66%. We benefit from tax incentives provided to software entities such as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2009 or 10 consecutive years of operations for software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for our STP units was reduced from 100% to 90% for the fiscal 2003, and is expected to expire between fiscal 2006 and fiscal 2010. Exemption for two of our STP units in Hyderabad expired during the three months ended June 30, 2005. We also earn certain other foreign income and domestic income, which is taxable irrespective of the above tax exemption.
     All facilities registered in the exemption program before March 31, 2001, which include all of our existing facilities in India and registrations for two new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a consequential increase in our effective tax rate. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.
     In addition, the Finance Minister of India has introduced a fringe benefits tax that is levied on employers. Employers are required to pay fringe benefit tax of 30% (plus applicable surcharge and cess) on the value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. This tax scheme or adoption of similar proposals will increase our expenses which in turn may affect our profitability.
Foreign investment restrictions under Indian law may adversely impact the value of our ADSs, including, for example, restrictions that limit your ability to reconvert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.
     Our equity shares are listed and traded on the Indian Stock Exchanges, and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the NYSE, in part because of restrictions on foreign ownership of the underlying shares.
     Our ADSs are freely convertible into our equity shares under the deposit agreement governing their issuance, or the Deposit Agreement. The Reserve Bank of India, or RBI, prescribes fungibility regulations permitting, subject to compliance with certain terms and conditions, the reconversion of equity shares to ADSs provided that such equity shares are purchased from an Indian Stock Exchange through stock brokers and the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will only be able to trade those equity shares on an Indian Stock Exchange and, under present law, it is unlikely you will be permitted to reconvert those equity shares to ADSs. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs.1,000 for each day such failure continues. Such restrictions on fungibility of the underlying equity shares to ADSs may cause our equity shares to trade at a discount or premium to the ADSs.
     The sale of equity shares underlying the ADSs by a person not resident in India to a resident of India does not require the prior approval of the RBI, provided such sales are effected through the Indian Stock Exchanges. Any sale of such underlying equity shares by a person not resident in India to a resident of India outside of the Indian Stock Exchanges can, however, be completed without prior RBI approval, provided such equity shares are transferred based on a pricing formula established by the Indian foreign exchange laws which set a maximum price requirement for sale of such equity shares.
Regional conflicts or natural disasters in South Asia and elsewhere could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services. In addition, as an international company, our offshore and onsite operations may be impacted by natural disasters such as earthquakes, tsunamis, disease and health epidemics. In December 2004, certain parts of India were severely affected by a tsunami triggered by an earthquake in the Indian Ocean. Though our operations were not affected by the disaster, we cannot guarantee that in the future our operations will not be affected by the effect such natural disasters may have on the economies of India and other countries in the region.
Political instability could seriously harm business and economic conditions in India generally and our business in particular.
     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The general elections in 2004 for the lower house of the Indian Parliament resulted in no party winning an absolute majority and a coalition government has been formed. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.
Currency exchange rate fluctuations may affect the value of our ADSs and our financial condition.
     Our functional currency is the Indian rupee, although we transact a major portion of our business in U.S. dollars and several other currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in U.S. dollars and other currencies. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition.
     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. In the three months ended June 30, 2005, and fiscal 2005, and 2004, our U.S. dollar-denominated revenues represented 81.2%, 81.8% and 84.5%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings, if any.
     We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward and options contracts to cover a portion of outstanding accounts receivable. As of June 30, 2005 and 2004, we had outstanding forward and options contracts in the amount of $171.0 million and $107.8 million, respectively. This increase is primarily attributable to our decision to actively hedge our foreign currency exposure given the recent volatility of the Indian rupee against the U.S. dollar. We may not be able to purchase contracts adequate to insulate ourselves from foreign exchange currency risks. Additionally, the policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.
     Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by our Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from our Depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.
Our ability to acquire companies organized outside India as part of our growth strategy depends on the approval of the Government of India and/or the RBI and failure to obtain this approval could negatively impact our business.
     We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing joint venture and acquisition opportunities. Foreign exchange laws in India presently permit Indian companies to acquire or invest in foreign companies without any prior governmental approval if the transaction amount does not exceed 100% of the net worth of the foreign company as of the date of its most recent audited balance sheet. If consideration for the transaction is paid out of the proceeds of an American Depositary Receipt, or ADR, or Global Depositary Receipt, or GDR, sale, Indian exchange control laws do not impose any investment limits. Acquisitions in excess of the 100% net worth threshold require prior RBI approval. It is possible that any required approval from the RBI may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.
If we are unable to protect our intellectual property rights, or if we infringe on the intellectual property rights of others, our business may be harmed.
     The laws of India do not protect intellectual property rights to the same extent as the laws in the United States. Further, the global nature of our business makes it difficult for us to control the ultimate destination of our products and services. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

     We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables.
     We have applied for the registration of “Satyam” and other related marks as trademarks in India, the United States and in other jurisdictions where we carry on business. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of confidential and proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of confidential and proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.
     Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on reasonable commercial terms.
     We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management’s attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.
Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
     Presently, Indian technology companies such as ours are able to raise capital outside of India without the prior approval of any Indian governmental authority through an ADR or GDR issuance or an issuance of convertible debt securities, subject with respect to convertible debt issuances to a limit of $500 million in any fiscal year. Changes to Indian foreign exchange laws may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.
     The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. The high and low prices of our shares on the BSE from fiscal 2001 until the latest practicable date are set forth in the table below.

	High		Low
		$		$
Fiscal Year	Rs.	equivalent	Rs.	equivalent
2001	902.0	19.3	179.0	3.8
2002	331.2	6.8	111.0	2.3
2003	291.9	6.1	175.1	3.7
2004	391.0	9.0	127.3	2.9
2005	442.0	10.1	250.0	5.7
2006 (through July 29, 2005)	540.0	12.4	364.4	8.4
     On July 29, 2005, the closing price of our shares on the BSE was Rs. 521.60 ($12.0). For comparison purposes, these prices have been adjusted to give effect to our August 25, 2000 five-for-one stock split. The prices of our shares have been translated into U.S. dollars based on the noon-buying rate as certified by the Federal Reserve Bank of New York on the last date of each period presented.
     The Indian Stock Exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian Stock Exchanges have, from time to time, restricted securities from trading, limited price movements and restricted margin requirements. Moreover, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.
It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.
     We are incorporated under the laws of the Republic of India. Many of our directors and key managerial personnel and some of the experts named in this document reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:
(i)	effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

(ii)	enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.
     We have been advised by our Indian counsel, Crawford Bayley & Co., that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment was founded on a claim which breached the laws of India.
You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.
     Generally, capital gains, whether short-term or long-term, arising from the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the NSE on the date the Depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by our Depositary to the custodian. With effect from October 1, 2004, any gains realized on the sale of listed equity shares held for more than 12 months to an Indian resident, or a non-resident investor in India, will not be subject to Indian capital gains tax if the securities transaction tax has been paid on the transaction. Investors are advised to consult their own tax advisors and to consider carefully the potential tax consequences of an investment in our ADSs.
There may be less company information available in Indian securities markets than securities markets in other countries.
     There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. SEBI is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.
Risk Related to our ADSs and our Trading Market
Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, a situation which may not continue.
     Historically, our ADSs have traded on the NYSE at a substantial premium to the trading prices of our underlying equity shares on the Indian Stock Exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for some investors to trade U.S. dollar-denominated securities. Further, over time, some of the restrictions on the issuance of the ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated due to our sponsored ADS offering or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.
You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.
     Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 19.97% of our outstanding equity shares as at June 30, 2005, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement relating to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our Depositary, which may sell the securities for your benefit. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.
Holders of ADSs may be restricted in their ability to exercise voting rights.
     At our request, our Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct our Depositary to exercise the voting rights of the securities represented by ADSs. If our Depositary timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of our Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to our Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.
     Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a shareholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to our Depositary, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.
     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by U.S.-based issuers of proxies from their shareholders. To-date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters through our Depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.
An active or liquid trading market for our ADSs is not assured.
     We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the NYSE and this may cause our share prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt.
     Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from our Depositary at any time, there is no public market for our equity shares in the United States.

The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.
     The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of June 30, 2005, we had an aggregate of equity shares outstanding of 319,425,495 (excluding 1,293,840 equity shares held by the Satyam Associate Trust), which includes underlying equity shares of 64,039,698 represented by 32,019,849 ADSs. In addition, as of June 30, 2005, we had outstanding options to purchase approximately 30,500,932 of our equity shares. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.
Forward-looking statements contained in this Quarterly Report may not be realized.
     We have included statements in this document which contain words or phrases such as “may,” “will, ” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should” and similar expressions or variations of such expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.
     In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in this “Risk Factors” section. We do not intend to update any of the forward-looking statements after the date of this Quarterly Report to conform such statements to actual results.
Item 3. Quantitative and Qualitative Disclosure about Market Risk
     Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Note 11 “Borrowings” to our consolidated financial statements.
     The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans. The information is presented in U.S. dollars, which is our reporting currency, based on the applicable exchange rates as of the relevant period end. Actual cash flows are denominated in various currencies, including U.S. dollars and Indian rupees.

	As at June 30,
	2005			2004
	(unaudited)			(unaudited)
	Total recorded			Total recorded
	Amount		Fair value	Amount		Fair value
	(dollar in thousands)
Debt:
Variable rate short term debt	$498		$498	—		—
Average interesst rate		5.6%			—
Variable rate long term debt	$4,447		$4,447	—		—
Average interesst rate		4.3%			—
Fixed rate long-term debt	$4,194		$4,196	$4,314		$4,323
Average interest rate		8.8%			9.0%

     Limitations: Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
     We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.
     During the three months ended June 30, 2005 and fiscals 2005, 96.6% and 96.6% respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.9%, or $4.6 million, in the three months ended June 30, 2005, 1.8%, or $14.5 million, in fiscal 2005 while a hypothetical 10% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.9%, or $4.6 million, in the three months ended June 30, 2005, 1.8%, or $14.5 million, in fiscal 2005. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $4.6 million in the three months ended June 30, 2005, and $14.5 million in fiscal 2005 respectively.
     In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, the hypothetical movement described above of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $4.6 million in the three months ended June 30, 2005 and $14.5 million in fiscal 2005.
     This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of June 30, 2005, we had approximately $144.5 million of non-Indian rupee denominated cash and cash equivalents.
Item 4: Controls and Procedures
     Not applicable.

PART II
OTHER INFORMATION
Item 1. Legal Proceedings
     Satyam and its subsidiaries on a consolidated basis are not currently a party to any material legal proceedings.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $150.6 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of June 30, 2005, approximately $88.4 million of these proceeds has been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($28.3 million); development of facilities and infrastructure ($7.7 million) and working capital and general corporate purposes ($25.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.
Item 3. Default Upon Senior Securities
     None
Item 4. Submission of Matters to a Vote of Security Holders
     The following actions were approved by our stockholders at our 2005 Annual General Meeting held on July 22, 2005:
•	the adoption of the Audited Balance Sheet as at March 31, 2005 and the Audited Profit & Loss Account for the year March 31, 2005, and the Directors’ Report and the Auditors’ Report for the year ended March 31, 2005;

•	the declaration of final dividend on equity shares;

•	the re-appointment of Prof.Krishna G Palepu as director;

•	the re-appointment of M/s Price Waterhouse as auditors of our company for the period commencing from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and fixing their remuneration.
Item 5. Other Information
     None
Item 6. Exhibits and Reports
Report on Form 6-K (Earnings Release) filed on July 27, 2005.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Satyam Computer Services Ltd.

By: G.Jayaraman

Name: G. Jayaraman
Title: Vice President (Corporate Affairs) &
Company Secretary
Date: August 11, 2005